Exhibit (a)(5)(H)

TELEMAR NORTE LESTE S.A. CNPJ/MF No. 33.000.118/0001-79 Publicly traded
TELE NORTE CELULAR PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.154/0001-29 Publicly traded	AMAZÔNIA CELULAR S.A. CNPJ/MF No. 02.340.278/0001-33 Publicly traded

Notice of Material Fact

Telemar Norte Leste S.A. (“Telemar”) and its subsidiaries Tele Norte Celular Participações S.A. (“TNCP”) and Amazônia Celular S.A. (“Amazônia Celular”, together with Telemar and TNCP, the “Companies”), pursuant to CVM Instruction No. 358/02 and CVM Instruction No. 361/02, hereby announce that, in a meeting held on December 16, 2008, the Board of Commissioners of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM”) reversed the decision of the Superintendence of Registration of Securities of the CVM that cancelled the registration of the Tender Offers for the common shares of TNCP and Amazônia Celular (“Tender Offers”), by accepting Telemar’s commitment to pay to the holders of common shares of TNCP and Amazônia Celular who tender their shares in the Tender Offers, proportionally to the stake tendered by each holder, a total amount equivalent to the difference between the price to be paid by Telemar in the Tender Offers – R$ 79.51 per common share of TNCP and R$ 121.61 per common share of Amazônia Celular – and the price that the Superintendence of Registration of Securities of the CVM believed should be paid if the amount paid for acquisition of TNCP’s subscription rights were included in the price paid for the control of TNCP, i.e. – R$ 93.58 and 143.13, respectively, in the event that at the end of 5 years from the date of the meeting of the Board of Commissioners of CVM mentioned above Telemar and TNCP do not realize economic benefit from the subscription rights. The abovementioned amount that Telemar could be liable to pay to the shareholders who tender common shares of TNCP and Amazônia Celular in the Tender Offers will be (i) reduced proportionally by the value of the tax benefit actually obtained by Telemar or TNCP and adjusted by any change in the number of the shares issued by TNCP or Amazônia Celular; and (ii) adjusted by the variation of the CDI until the date of the payment of such amount to the entitled shareholders.

As a result of the decision of the Board of Commissioners of the CVM, Telemar will conduct the Tender Offers for the prices initially announced of R$79.51 per common share of TNCP and R$121.61 per common share of Amazônia Celular, adjusted pursuant to the Notices of the Tender Offers.

Telemar will submit for the analysis of the CVM, in the following days, new drafts of the Notices of the Tender Offers. After the Notices are approved by the CVM, Telemar will schedule the auction with prior notice of at least 10 days and publish the Notices of the Tender Offers, as approved by the Board of Commissioners of the CVM in the abovementioned decision.

The Companies will inform their shareholders and the market of the occurrence of any material events that could affect the terms and conditions of the Tender Offers.

Rio de Janeiro, December 18, 2008

Telemar Norte Leste S.A.	Tele Norte Celular Participações S.A.

Amazônia Celular S.A. Alex Waldemar Zornig Investors Relations Officer